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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             AMENDMENT NO. 1

                            SYNBIOTICS CORPORATION
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                                (Name of Issuer)


                          Common Stock, No Par Value
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                         (Title of Class of Securities)


                                   871566105
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                                 (CUSIP Number)

             Donald F. Parman, SmithKline Beecham Corporation
                One Franklin Plaza, Philadelphia, PA  19102
                             Telephone 215-751-7633
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               September 26, 1997
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 1 amends and supplements the Statement of Schedule 13D electronically filed with the Securities and Exchange Commission (the "Commission") on November 22, 1996 (the "Initial Statement") by S.R. One, Limited.

The undersigned hereby amends and supplements Items 3 and 5 of the Initial Statement by the following information (capitalized terms used herein without definition shall have the same meaning as set forth in the Initial Statement).

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                                  SCHEDULE 13D


CUSIP NO. 871566105                                           Page 2 of 5 Pages
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        S.R. One, Limited
        23-1729901
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

        WC
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Pennsylvania

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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES               962,652
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                        962,652
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        962,652
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        11.14%
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14   TYPE OF REPORTING PERSON*

        CO
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                               Page 3 of 5 Pages

Item 1.  Security and Issuer.

Item 2.  Identity and Background.

Item 3.  Source and Amount of Funds or Other Consideration.

        ICG merged into SRO on September 26, 1997. In connection with this merger, SRO received 226,315 shares of Common stock of the Issuer from ICG as payment for cash advances. SRO also received 498,956 shares of Common stock of the Issuer representing 73.3% of the remaining shares owned by ICG, reflecting its 73.3% ownership of ICG at the time of the merger.

Item 4.  Purpose of Transaction.
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                                                               Page 4 of 5 Pages


Item 5.  Interest in Securities of the Issuer.

         (a)  Amount and Percent Beneficially Owned

                Registered Name            No. of Shares           Percent

                S.R. One, Limited             962,652               11.14%


Item 6.  Contracts, Arrangements, Understandings or
         Relationship With respect to Securities of the Issuer.

Item 7.  Materials to be Filed as Exhibits.
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                                                               Page 5 of 5 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.



                                        S.R. ONE, LIMITED


                                        By:     /s/ Donald F. Parman
                                                ------------------------------
                                                Donald F. Parman
                                                Vice President


DATED:  May 20, 1998